SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated February 7, 2018.

TRANSLATION

Buenos Aires, February 7, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: YPF S.A. and EFS Global Energy B.V. and GE Capital Global Energy

Investment B.V. entered into a definitive and binding agreement for the capitalization of YPF Energía Eléctrica

S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the Merval Listing Regulations.

In that regard, and following the information provided to the market in our relevant fact notice dated December 14, 2017, we inform you that YPF S.A. (“YPF”) entered into a definitive and binding agreement with EFS Global Energy B.V. (“GE”) and GE Capital Global Energy Investment B.V., corporations indirectly controlled by GE Energy Financial Services, Inc., that establishes the terms and conditions for the capitalization of YPF Energía Eléctrica S.A. (“YPF EE”) (the “Agreement for the Subscription of Shares”).

The Agreement for the Subscription of Shares establishes that, once the conditions precedent have been fulfilled, GE will subscribe shares of YPF EE in order to achieve a participation equal to 24.99% of YPF EE’s capital stock through a cash contribution of US$ 275,000,000, plus a contingent payment for up to US$ 35,000,000. This cash contribution will allow YPF EE to accelerate the development of its business plan. The parties have established February 28, 2018 as the deadline for GE to subscribe such 24.99% of YPF EE’s capital stock. Once GE joins YPF EE, GE and YPF will jointly control YPF EE.

Additionally, YPF is in an advanced stage of negotiations with a possible third partner for the purposes of granting an option to subscribe an additional 24.5% of YPF EE’s capital stock, on similar terms as GE.

Currently, YPF EE is equipped with a net generation capacity of 1,687Mw, it has projects in the construction phase for an additional 485Mw, and is evaluating different projects to continue increasing its generation capacity with a total investment that could ascend to an amount of approximately 1,300 million U.S. Dollars.

Lazard has acted as financial advisor to YPF S.A. in this transaction.

Yours faithfully,

Daniel González

Market Relations Officer YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 7, 2018	By:	/s/ Daniel González

	Name:	Daniel González
	Title:	Market Relations Officer